January 12, 2010

Via EDGAR

Mr. Larry Spirgel

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E., Mail Stop 3720

Washington, D.C. 20549

Re:	Brink’s Home Security Holdings, Inc. Form 10-K for the year ended December 31, 2008 (the “Form 10-K”) Filed March 31, 2009
File No. 001-34088

Dear Mr. Spirgel:

This letter sets forth the responses of Brink’s Home Security Holdings, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 28, 2009 (the “Comment Letter”) with respect to the above-referenced filing. For the convenience of the Staff, we have set forth below, in boldface type, the number and text of each comment in the Comment Letter followed by the Company’s responses thereto.

Form 10-K for the year ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Reconciliation of Non-GAAP Measures, page 30

1.	We refer to the non-GAAP measure, “EBITDA from Recurring Services” presented on page 31. You state that you use this as a measure to monitor cash flow performance. It appears that you use this non-GAAP measure to evaluate liquidity, rather than operating performance. If you use this non-GAAP measure to evaluate liquidity, you should reconcile it to the most closely comparable GAAP measure of liquidity, cash flows from operating activities. Alternatively, if you use this non-GAAP measure to evaluate performance, you should reconcile it to the most closely comparable GAAP measure of performance, net income (loss). Please revise accordingly and clarify why management believes the presentation of “EBITDA from Recurring Services” provides useful information to investors. Refer to our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, which is available on our website at: http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm. In your response, please provide us with your proposed, revised disclosures.

Response: The Company acknowledges the Staff’s comment. The Company believes that its financial results are more clearly analyzed when operating income is disaggregated into its two key operational components: Profit from Recurring Services and Investment in New Subscribers. EBITDA from Recurring Services is derived from Profit from Recurring Services by removing certain significant non-cash components of

Larry Spirgel

Securities and Exchange Commission

January 12, 2010

this measure. Although EBITDA from Recurring Services is presented primarily to enhance understanding of financial performance, the measure also highlights cash generated from the ongoing subscriber base, which may be used to fund growth in the Company’s subscriber base. In order to generate acceptable returns for shareholders, the Company must balance the current cost of growth, the investment in new subscribers (both the portion expensed as current period expense as well as amounts capitalized or deferred), with the benefit of recurring contractual operations, as measured by EBITDA from Recurring Services. The Company believes that this non-GAAP measure is meaningful to investors and does provide more transparency of its financial performance to readers of the financial statements. The following is the Company’s proposed clarification to page 31 of the 10-K for future filings:

Current disclosure: “We believe the presentation of this measure is useful to investors as it provides a reasonable representation of the Company’s ability to generate cash from our established subscriber base.”

Revised disclosure for future filings: “We believe EBITDA from Recurring Services is useful to provide investors with information about operating profits, adjusted for significant non-cash items, generated from the existing customer base, which can be used to support the investment in new subscribers portion of our operations.”

Upon consideration of the Staff’s comment, the Company concludes that EBITDA from Recurring Services is a non-GAAP measure used to evaluate operating performance. In future filings, this non-GAAP measure will be reconciled to net income and will not appear under the heading of “Key Cash Flow Measures.” The Company will revise the description of the non-GAAP measure accordingly in its future filings.

The disclosure on page 31 of the 10-K will be modified as follows:

Current disclosure: “EBITDA from recurring services is a measure used to monitor our cash flow performance.”

Revised disclosure for future filings: “EBITDA from recurring services is a non-GAAP measure used to monitor our operating performance. ”

The disclosure on page 23 of the 10-K will be modified as follows:

Current disclosure: “See the “Results of Operations” section for the reconciliation of EBITDA from recurring services to its closest GAAP counterpart, operating profit.”

Revised disclosure for future filings: “See the “Results of Operations” section for the reconciliation of EBITDA from recurring services to its closest GAAP counterpart, net income.”

2.

Further, if you use “EBITDA from Recurring Services” as a liquidity measure, please note that Item 10(e) of Regulation S-K prohibits excluding charges or liabilities that required, or will require, cash settlement, or would have required

Larry Spirgel

Securities and Exchange Commission

January 12, 2010

cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures, other than the measures earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation and amortization (EBITDA). In this regard, you would be prohibited from excluding the costs called “investment in new subscribers” since they require cash settlement unless one of your credit agreement contains a material covenant regarding this non-GAAP financial measure and management believes that the credit agreement is a material agreement, that the covenant is a material term of the credit agreement and that information about the covenant is material to an investor’s understanding of the company’s financial conditions and/or liquidity. Refer to question 10 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Please revise or advise. In your response, provide us with your proposed, revised disclosures.

Response: The Company acknowledges the Staff’s comment. The Company has concluded that EBITDA from Recurring Services is a measure of operating results as provided in the response to Item 1 above. Therefore, items prohibited from being excluded from non-GAAP liquidity measures according to the requirements of Item 10(e) of Regulation S-K are not applicable to this measure.

3.	On page 23, you state that you “believe EBITDA from recurring services is useful to provide investors information about adjusted profits and cash flows generated from the existing customer base that are available to reinvest in the business or distribute to shareholders.” It appears to us that this measure does not provide an indication of cash flows that are available to reinvest in the business or distribute to shareholders since it excludes selling and marketing expenses. Please revise or advise. In your response, provide us with your proposed, revised disclosures.

Response: The Company acknowledges the Staff’s comment. As previously noted, cash available to fund growth in the subscriber base in the current period is dependent upon the cash flows generated from the ongoing subscriber base. Further, sales and marketing costs are generally structured to drive sales opportunities and are included in the non-GAAP measure Investment in New Subscribers. Therefore, sales and marketing expenses are included in the reinvestment in growth of the business. To the extent that not all cash generated from the existing subscriber base is reinvested in growth, it would be available for distribution to shareholders. The following is our proposed clarification to page 23 of the 10–K for future filings:

Current disclosure: “We believe EBITDA from recurring services is useful to provide investors information about adjusted profits and cash flows generated from the existing customer base that are available to reinvest in the business or distribute to shareholders.”

Revised disclosure for future filings: “We believe EBITDA from Recurring Services is useful to provide investors with information about operating profits, adjusted for significant non-cash items, generated from the existing customer base, which can be used to support the investment in new subscribers portion of our operations.”

Larry Spirgel

Securities and Exchange Commission

January 12, 2010

4.	We refer to the adjustment to normalize the royalty rate in your non-GAAP measures presented on pages 29 and 31. We note that pursuant to the Brand Licensing Agreement between your company and BCO, you will cease use of certain trademarks. Please tell us in more detail why you believe it is appropriate to normalize your results for the reduced royalty rate of 1.25% after the spin-off, considering that you will be required to spend approximately $100 to $150 million over a 24 month period to roll out a new brand name.

Response: The Company acknowledges the Staff’s comment. The Company believes the adjustment in our non-GAAP measures to normalize the royalty expense for periods prior to the Company’s spin-off provides investors more meaningful comparisons of our operating results across historical periods. Investors and analysts may use this historical perspective to project the Company’s performance into the future, and it allows them to layer in the anticipated effects of the incremental spend to roll out the new brand name or other anticipated costs or trends. For future filings, the Company will present the incremental spend to roll out the new brand name concurrently with the normalization of the royalty rate in the non-GAAP measures. As the adjustment to normalize for the decreased royalty rate only affects results of operations for historical periods prior to October 31, 2008, the Company expects that this adjustment will be reduced to simple identification and quantification within the discussion of operations, and the presentation of this adjustment in non-GAAP measures will not be necessary in filings subsequent to the 2009 Form 10-K.

5.	We refer to your definition of “EBITDA from Recurring Services” on page 23. You state that EBITDA from recurring services is a non-GAAP measure that you use to convey profits generated from the subscriber base adjusted for certain non-cash items including asset impairment charges, depreciation of fixed assets and amortization of deferred charges, and amortization of deferred revenue. However, we note from the reconciliation on page 31, that you also exclude “investment in new subscribers” which you define as a non-GAAP measure primarily comprised of marketing and selling expenses incurred to add new subscribers to your subscriber base. Please revise your definition on page 23 to clarify that the cash items you call “investment in new subscribers” are also excluded from this non-GAAP measure. In your response, please provide us with your proposed, revised disclosures.

Response: The Company acknowledges the Staff’s comment. The Company will modify its description of EBITDA from Recurring Services to specifically state that this non-GAAP measure excludes the results of operations related to investment in new subscribers by adding in future filings the following statement to the disclosure on page 23 of the 10-K:

“This measure excludes the results of operations related to investment in new subscribers, a separate non-GAAP measure defined above.”

6.

We refer to your non-GAAP measure, “Profit from Recurring Services.” We note from the reconciliation on page 31, that you exclude investment in new subscribers in your calculation. You state that this measure reflects operating profit generated

Larry Spirgel

Securities and Exchange Commission

January 12, 2010

from your existing subscriber base including the amortization of deferred revenues. It is not clear to us why you exclude the costs incurred, but not the corresponding revenue generated from new subscribers. Please revise to clarify the definition of this measure and why it is useful to investors. In your response, please provide us with your proposed, revised disclosures.

Response: The Company acknowledges the Staff’s comment. As indicated in the response to Item 1, the financial results of the Company are more clearly analyzed as two components of operating profit: Profit from Recurring Services and Investment in New Subscribers. It is important to consider and understand both of these non-GAAP measures. The presentation is not intended to exclude Investment in New Subscribers from the measure Profit from Recurring Services. The purpose of the presentation is to break down operating profit into these two non-GAAP measures so that the results can be more easily understood by readers of the financial statements. The Company has disclosed the non-GAAP measure, Profit from Recurring Services, to emphasize the importance of the recurring component of the business and its effect on operating performance. Additionally, both amortization of deferred revenue and amortization of deferred costs are included in Profit from Recurring Services, as these amounts are recognized over time and are unrelated to generating new subscribers in the current period. To clarify these points, the Company will modify the description of Profit from Recurring Services.

The following statement will be added in future filings to the description on page 23:

“This measure excludes the results of operations related to investment in new subscribers, a separate non-GAAP measure defined below.”

The footnote (a) in the table on page 31 of the 10-K will be modified in future filings as follows:

Current disclosure: “Reflects operating profit generated from the existing subscriber base including the amortization of deferred revenues.”

Revised disclosure for future filings: “Reflects operating profit generated from the existing subscriber base including the amortization of deferred revenues and deferred acquisition costs as these amounts are recognized over time and are unrelated to generating new subscribers in the current period.”

In addition, pursuant to your request, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

******

Larry Spirgel

Securities and Exchange Commission

January 12, 2010

Should any member of the Staff have any questions or additional comments regarding the Company’s responses to the Staff’s comments set forth above, please do not hesitate to call the undersigned at 972-871-3591 or by facsimile at 972-871-3339.

Sincerely,

Stephen C. Yevich,
Executive Vice President and Chief Financial Officer
Brink’s Home Security Holdings, Inc.

cc:	Christy Adams, Securities and Exchange Commission
Carlos Pacho, Securities and Exchange Commission